

August 6, 2013

Via E-mail
Donald Mindiak
Chief Executive Officer
BCB Bancorp, Inc.
104-110 Avenue C
Bayonne, NJ 07002

> **Re: BCB Bancorp, Inc.**
> **Form 10-K for Fiscal Period Ended**
> **December 31, 2012**
> **Filed March 18, 2013**
> **Response Filed July 29, 2013**
> **File No. 000-50275**

Dear Mr. Mindiak:

We have reviewed your July 29, 2013 response to our June 28, 2013 letter and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Period Ended December 31, 2012

Lending Activities, page 3

1. Please refer to your response to comment 1 of our June 28, 2013 letter and, as requested in that comment, provide us the qualitative and quantitative information requested in it for the periods covered in your December 31, 2012 Form 10-K.

Item 11. Executive Compensation

Incorporated from the Definitive Proxy Statement on Schedule 14A

Summary Compensation Table, page 18

2. We note your response to comment 3 in our letter dated June 28, 2013. Please note that your analysis is not sufficiently detailed for us to concur with your response. Item 402(a)(3)(iii) of Regulation S-K requires that disclosure be provided for your three most highly compensated executive officers, other than the principal executive officer and the principal financial officer, who were serving as executive officers at the end of the last completed fiscal year. An executive officer is any executive with policy making authority, whether or not an executive officer under your charter and bylaws. Refer to Item 402(a)(3) of Regulation S-K, Instruction 1 to Item 402(a)(3) of Regulation S-K, and Exchange Act Rule 3b-7. If you concluded that you have provided appropriate disclosure for all individuals for whom disclosure is required under Item 402 of Regulation S-K, please tell us the basis for that conclusion.

You may contact Paul Cline at (202)551-3851 or me at (202)551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202)551-3552 or Chris Windsor at (202)551-3419 with any other questions.

Sincerely,

/s/ Sharon Blume

Sharon Blume
Assistant Chief Accountant